# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PubMatic, Inc., CIK 0001422930
CUSIP: 74467Q103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 601 Marshall Street, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0000104889

## Reporting persons
- Graham Holdings Company: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 2,831,462; shared voting power 0; sole dispositive power 2,831,462; shared dispositive power 0; aggregate amount beneficially owned 2,831,462 (7% of the class)
  Comment: In reference to #11, the percentage ownership is calculated based upon an aggregate of 40,324,790 shares of Class A common stock outstanding as of February 21, 2025, as reported in PubMatic, Inc.'s Form 10-K filed on February 27, 2025.

## Item 1. Issuer
Name of issuer: PubMatic, Inc.
Address of issuer's principal executive offices: 601 Marshall Street, Redwood City, CA, 94063

## Item 2. Person Filing
Name of person filing: Graham Holdings Company
Address of principal business office or, if none, residence: 1812 North Moore Street, Suite 2100, Arlington, VA 22209
Citizenship: Graham Holdings Company is incorporated in the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,831,462
Percent of class: 7%
Sole power to vote or to direct the vote: 2,831,462
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,831,462
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Graham Holdings Company: /s/ Nicole Maddrey, Nicole Maddrey, Senior Vice President, Secretary, General Counsel (05/14/2025)